

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2021

Brendan Flood
Chairman and Chief Executive Officer
Staffing 360 Solutions, Inc.
641 Lexington Avenue, 27th Floor
New York, New York 10022

      Re: Staffing 360 Solutions, Inc.
          Registration Statement on Form S-3
          Filed May 21, 2021
          File No. 333-256393

Dear Mr. Flood:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Richie at 202-551-2365 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services